UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York NY 10036

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.

FCMI PARENT CO.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

-0-

	8.	Shared Voting Power

12,741,300

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

12,741,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,741,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7%

14.	Type of Reporting Person

CO

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CUSIP No. 380738104

1.	Names of Reporting Persons.

ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

-0-

	8.	Shared Voting Power

12,741,300

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

12,741,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,741,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7%

14.	Type of Reporting Person

IN

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CUSIP No. 380738104

1.	Names of Reporting Persons.

NANCY FRIEDBERG FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

-0-

	8.	Shared Voting Power

33,000

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

33,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0.04%

14.	Type of Reporting Person

OO

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The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust (the “Friedberg Trust” and, collectively with FCMI and Mr. Friedberg, the “Filing Persons”), as amended by Amendment No. 1 dated June 12, 2012 and filed June 13, 2012 (as so amended, the “Statement”), relating to the common stock, no par value per share (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 2. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement. Except as provided herein, this Amendment does not modify any of the information previously reported on the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The total purchase price for the 1,150,000 shares purchased by FCMI in the Issuer’s public offering and reported in this Amendment No. 2 was US$2,300,000. FCMI acquired the funds utilized to purchase such shares from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI Financial Corporation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

FCMI purchased the 1,150,000 shares for investment and to support the Issuer’s drilling and exploration activities. FCMI purchased 150,000 shares in addition to the 1,000,000 shares of Common Stock it had initially informed the Issuer it was prepared to purchase at the request of the Issuer and to assist the Issuer in the successful completion of the public offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 2), the Filing Persons are the beneficial owners of a total of 12,774,300 shares of Common Stock, representing approximately 15.7% of the Issuer’s outstanding Common Stock. Such beneficial ownership percentage has been calculated as a percentage of 81,279,831 shares outstanding, consisting of 71,279,831 shares outstanding as of June 20, 2012, as disclosed by the Issuer in its prospectus dated June 22, 2012 filed with the Securities and Exchange Commission on June 22, 2012, plus 10,000,000 shares issued in the public offering made pursuant to said prospectus. The number of shares and the percentage of Common Stock beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

FCMI	12,741,300	15.7%	12,741,300		15.7%
Albert Friedberg	-0-	0.0%	12,741,300	[1]	15.7%	[1]
Friedberg Trust	33,000	0.04%	33,000		0.04%

[1]	Mr. Friedberg may be deemed the beneficial owner of the shares owned by FCMI. He disclaims beneficial ownership of the shares beneficially owned by the Friedberg Trust.

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All shares reported as beneficially owned by FCMI and the Friedberg Trust are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

Mrs. Friedberg, as sole Trustee of the Friedberg Trust, may be deemed the beneficial owner of the Common Stock held by the Friedberg Trust. Except for such beneficial ownership in her capacity as sole trustee of the Friedberg Trust, Mrs. Friedberg does not beneficially own any Common stock.

On June 27, 2012, FCMI purchased 1,150,000 Common Shares from Dahlman Rose & Company, LLC, the Book-Running Manager of the Issuer’s public offering, at a purchase price of US$2.00 per share, for a total purchase price of US$2,300,000.00. Except for such purchase, none of the filing persons and none of the officers and directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

In connection with the closing of the Issuer’s public offering, FCMI provided the Issuer with a confirmation that it had been afforded the right by the Issuer to participate, on a pro rata basis, in the offering in accordance with the subscription agreement dated March 1, 2011 between the Issuer and FCMI.

Item 7.	Material to be Filed as Exhibits

Exhibit	Agreement

99.4	Confirmation Letter Agreement dated June 26, 2012 from FCMI Parent Co. to Gold Standard Ventures Corp.

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2012

FCMI PARENT CO.

	By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Secretary

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG FAMILY TRUST

	By:	/s/ Nancy Friedberg
Name: Nancy Friedberg
Title: Trustee

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